UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number: 001-34934

COSTAMARE INC.
(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue 17564, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press Release Dated April 26, 2012: Costamare Inc. Announces Fleet Renewal and New Chartering Arrangements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 26, 2012

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer

Exhibit 99.1

Costamare Inc. Announces Fleet Renewal and New Chartering Arrangements

ATHENS, GREECE - April 26, 2012 – Costamare Inc. (the “Company”) (NYSE: CMRE) announced today that it has agreed to sell two 1984-built vessels for demolition.  At the same time, the Company has agreed to purchase two 1998-built vessels, which will replace the vessels sold in their respective charters.

In particular, the Company has agreed the following:

(a)

To purchase the 1998-built, 3,842 TEU container vessel Bunga Raya Dua (to be renamed Koroni)

(b)

To purchase the 1998-built, 3,842 TEU container vessel Bunga Raya Satu (to be renamed Kyparissia)

(c)

To sell the 1984-built, 2,922 TEU container vessel Gifted

(d)

To sell the 1984-built, 2,922 TEU container vessel Genius I

The total acquisition cost for the two vessels is approximately US $24.9 million and will be partly funded with debt drawn from a currently committed and undrawn credit facility. The total sale price for the Gifted and Genius I is approximately US $12.3 million.

The newly acquired vessels are expected to be delivered within May 2012 and will replace the Gifted and Genius I in their respective charter party agreements. At the same time, the Company has agreed to extend these two charters for period of approximately 18 months, starting from November 2012, at an average daily rate of approximately US $11,150.

Management Commentary

Gregory Zikos, Chief Financial Officer of the Company said: “We continue to deliver on our fleet renewal program by taking advantage of attractive steel prices and second-hand, charter-free ship values.”

“With an incremental cost of only approximately US $6.3 million per vessel, we are extending the useful life of older assets by substituting them for vessels that are 14 years younger, larger and with better specifications. The transaction enhances our earnings potential and re-chartering upside. We expect to realize book gains of approximately US $4.4 million in aggregate from the above disposals.”

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. Costamare Inc. has 37 years of history in the international shipping industry and a fleet of 56 containerships, with a total capacity of 326,000 TEU, including 10 newbuilds on order. Costamare Inc.’s common shares trade on The New York Stock Exchange under the symbol “CMRE.”

Forward-Looking Statement

This press release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Registration Statement on Form 20-F (File No. 333-170033) under the caption “Risk Factors.”

Contacts:

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development / Investor Relations
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com

Investor Relations Advisor/ Media Contact:
Nicolas Bornozis - President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, N.Y. 10169
Tel.: (+1) 212-661-7566
E-mail: costamare@capitallink.com